Exhibit 4.69

Confirm Letter

May 13, 2010

To whom it may concern:

Whereas I, Mr. Wang Leilei, am a shareholder of SHANGHAI DACHENG NETWORK TECHNOLOGY CO., LTD., (“Dacheng”).

I hereby consent that the board of directors of KongZhong China Co., Ltd., (“KongZhong”) is entitled to appoint an agent to exercise all voting powers as a shareholder of Dacheng during the term of this Confirm Letter, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Dacheng. KongZhong is entitled to execute relevant documents and take all necessary actions to complete the appointment.

This Confirm Letter will come into effect on the day of execution and will expire upon dissolution of KongZhong.

Yours Faithfully,

/s/ Wang Leilei (Signature)
Wang Leilei
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing